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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         FORM 4
          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
        Company Act of 1935 or Section 30(f) of the Investment
        Company Act of 1940

        1.  Name and Adress of Reporting Person:

            Harrosh, Joseph Louis
            40900 Grimmer Blvd.
            Fremont, CA  94538

        2.  Issuer Name and Ticker or Trading Symbol:

            HANDLEMAN COMPANY     HDL

        3.  IRS or Social Security Number of Reporting Person:

            ###-##-####

        4.  Statement for Month/Year:

            MARCH 1997

        5.  If Amendment, Date of Original (Month/Year):



        6.  Relationship of Reporting Person to Issuer

                [ ]  Director           [x]  10% Owner
                [ ]  Officer            [ ]  Other



         Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned

 1.  Title of      |  2.Trans- | 3.Trans- | 4.Acquired (A)       | 5 | 6 | 7|
     Security      |    action |   action |   Disposed (D)       |   |   |  |
                   |    Date   |   Code   |                      |   |   |  |
                   |           |----------|----------------------|   |   |  |
                   |           | Code | V | Amount | (A) | Price |   |   |  |
                   |           |      |   |        | (D) |       |   |   |  |
------------------------------------------------------------------------------

COMMON STOCK          03/12/97    S       209,800     D   $8.8765      D  N/A
COMMON STOCK          03/13/97    S         2,700     D   $8.6250      D  N/A
COMMON STOCK          03/17/97    S        40,600     D   $7.9024      D  N/A
COMMON STOCK          03/18/97    S         5,600     D   $7.8750      D  N/A
COMMON STOCK          03/21/97    S        12,400     D   $7.6250      D  N/A
COMMON STOCK          03/24/97    S        28,800     D   $7.5720      D  N/A
COMMON STOCK          03/31/97    S        11,200     D   $7.4219      D  N/A
($0.01 PAR VALUE)
                            s/Joseph L. Harrosh

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